Exhibit (a)(5)(ii)

March 21, 2003

To the Holders of our Common Stock:

        We invite our stockholders to tender shares of common stock, $.001 par value per share, for purchase by QAD Inc. We are offering to purchase up to 2,600,000 shares of our common stock from existing stockholders, subject to the terms set forth in the enclosed Offer to Purchase and the related Letter of Transmittal.

        The purchase price paid by us will not be in excess of $5.25 per share nor less than $4.75 per share, net to you in cash, without interest. We are conducting the tender offer through a procedure commonly referred to as a "Modified Dutch Auction." This procedure allows you to select the price within the specified price range at which you are willing to sell your shares to us. The actual purchase price will be determined by us in accordance with the terms of the tender offer. All shares purchased under the tender offer will receive the same price.

        Any stockholder whose shares are properly tendered directly to American Stock Transfer & Trust Company, the depositary of the tender offer, and purchased under the tender offer will receive the net purchase price in cash, without interest, promptly after the expiration of the tender offer. You may tender all or only a portion of your shares upon the terms and subject to the conditions of the tender offer. Stockholders who own fewer than 100 shares should note that the tender offer represents an opportunity for them to sell their shares without reduction for any odd lot discounts.

        The terms and conditions of the tender offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

        Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors nor the dealer manager of the tender offer make any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and at what price. You should discuss whether to tender all or any portion of your shares with your broker or other financial and tax advisors.

        One of our directors and one of our executive officers have advised us that they currently intend to tender a total of 28,750 shares in the tender offer. Our other directors and executive officers have advised us that they do not intend to tender any shares in the tender offer. Recovery Equity Investors II, L.P., an affiliate of one of our directors and whose shares may be deemed to be beneficially owned by such director, has also advised us that it does not intend to tender any shares in the offer.

        The tender offer will expire at 5:00 p.m., New York City time, on Monday, April 21, 2003, unless extended by us. If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact Morrow & Co., Inc., the information agent of the tender offer, at (800) 607-0088, or SG Cowen Securities Corporation, the dealer manager of the tender offer, at (800) 746-3430.

Sincerely,

Karl F. Lopker Chief Executive Officer